VIQ Solutions Appoints Chairman, Larry Taylor, in Newly Created Role as Executive Chairman and Tim Johnson as Senior Vice President of International

PHOENIX, ARIZONA, November 17, 2022 - VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced the appointment of the Company’s Chairman, Larry Taylor, as Executive Chairman. Additionally, the Company announced the appointment of Tim Johnson as Senior Vice President of International.

Appointment of Executive Chairman

As both an executive and board member, Mr. Taylor’s new role was created to work closely with the executive team and accelerate the Company’s delivery of increased profitability and enhanced cash flow generation in 2023. To achieve these goals, Mr. Taylor and executives will focus on completing the integration of recent Australian acquisitions, onboarding the Company’s large customer contracts, particularly in Australia, expanding the Company’s global delivery capability, and ensuring the organization is structured to maximize the value of its rapidly growing subscription based recurring revenue. These initiatives are critical to the Company’s success.

There is no change to the composition of the Office of the CEO, including Sebastien Paré, CEO, Susan Sumner, President and COO, and Alexie Edwards, CFO; all of whom will report to Mr. Taylor. Mr. Taylor’s broad financial and business experience will be brought to bear alongside the Office of the CEO and the Board of Directors.

“The VIQ Board recognizes this is a time requiring all hands-on deck. We are disappointed with 2022 financial performance and recognize the industry challenges created by completing significant acquisitions amidst labor shortages, client shutdowns and delayed technology migration created by the pandemic. Successfully executing the operational initiatives we launched this year is our highest priority. The Board will continue to work closely with the executive team and our advisors to review options to increase shareholder value through 2023 and beyond,” said Mr. Taylor.

Appointment of Senior Vice President of International

The Company is also pleased to announce the appointment of Tim Johnson following the recently announced partnership with ORdigiNAL, a specialized value-added distributor of document creation solutions and one of the largest distributors of Nuance technologies across the globe.

Mr. Johnson, who most recently served as the Head of Sales, Healthcare, for Nuance/Microsoft in the United Kingdom and Ireland, will focus on client and partner advocacy to drive international growth and adoption of transformative technologies across targeted verticals. Mr. Johnson reports to Susan Sumner, President and COO, and he will be instrumental in leading the newly signed ORdigiNAL partnership to offer VIQ solutions to its vast dealer network, operating throughout Europe and Asia Pacific.

“Tim is responsible for leading the team building distribution through critical partners, like ORdigiNAL, as we rapidly evolve to selling SaaS solutions in our key verticals. His objective is to expand the adoption of our industry leading transcription, documentation and workflow management solutions to drive digital transformation for our clients across the globe,” said Susan Sumner.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard Chief Marketing Officer VIQ Solutions Inc. Phone: (800) 263-9947 Email: marketing@viqsolutions.com	Laura Kiernan High Touch Investor Relations Ph. 1-914-598-7733 Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

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About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the Company’s business objectives and the expected roles of Messrs. Taylor and Johnson. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s business plans and goals. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.